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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. ____)*


                          Patina Oil & Gas Corporation
                 ______________________________________________
                                (Name of Issuer)


                                  Common Stock
                 ______________________________________________
                         (Title of Class of Securities)

                                    703224105
                 ______________________________________________
                                 (CUSIP Number)


                                 January 1, 2001
                 ______________________________________________
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [_]    Rule 13d-1(b)

   [X]    Rule 13d-1(c)

   [_]    Rule 13d-1(d)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 1 of 12 pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: Patina Oil & Gas Corporation                       CUSIP NO.: 703224105
------                                                     ----------
________________________________________________________________________________

    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC)
           13-337-6808
________________________________________________________________________________
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a).................................................................

           (b).................................................................
________________________________________________________________________________
    3.     SEC Use Only
________________________________________________________________________________
    4.     Citizenship or Place of Organization       Delaware
                                                      ..........................
________________________________________________________________________________
  Number of Shares         5. Sole Voting Power       1,866,890
  Beneficially                                        .........................
  Owned by Each            _____________________________________________________
  Reporting Person         6. Shared Voting Power     .........................
  With:                    _____________________________________________________
                           7. Sole Dispositive Power  1,866,890
                                                      ..........................
                           _____________________________________________________
                           8. Shared Dispositive Power..........................
________________________________________________________________________________
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person     1,866,890
                                                                  ..............
 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                           ..............
 11. Percent of Class Represented by Amount in Row (9)            9.2%
                                                                  ..............
________________________________________________________________________________
 12.       Type of Reporting Person (See Instructions)
________________________________________________________________________________
CO
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

________________________________________________________________________________


                               Page 2 of 12 pages


SEC 1745 (3-98)

                                  SCHEDULE 13G
                                  ------------
ISSUER: Patina Oil & Gas Corporation                       CUSIP NO.: 703224105
------                                                     ----------




PRELIMINARY NOTE:

The  information  contained in this  Schedule 13G has  previously  appeared in a
Schedule 13D and is being amended to reflect a change in the name and controlling persons of the Reporting Person.

Item 1.


                (a)      NAME OF ISSUER:
                         -----------------------

                         Patina Oil & Gas Corporation

                (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                         -------------------------------------------------

                          1625 Broadway
                          Denver, CO  80202


ITEM 2.
                (a)      NAME OF PERSON FILING:
                         ------------------------------

                         J.P. Morgan Partners (SBIC), LLC

                         Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.


                (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                         RESIDENCE:
                         -----------

                         1221 Avenue of the Americas
                         New York, New York  10020

                (c)      CITIZENSHIP:
                         ------------

                         Delaware

                (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):
                         -----------------------------------------

                         Common Stock

                (e)      CUSIP NUMBER:
                         -------------
                         703224105



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.  OWNERSHIP


                (a)      Amount Beneficially Owned:
                         --------------------------

                         1,866,890


                               Page 3 of 12 pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: Patina Oil & Gas Corporation                       CUSIP NO.: 703224105
------                                                     ----------





                (b)      PERCENT OF CLASS:
                         -------------------------

                         9.2% (as of December 31, 2000)


                (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                         ----------------------------------------------

                        (i)      1,866,890
                        (ii)     Not applicable.
                        (iii)    1,866,890
                        (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                 Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                 Not applicable.

ITEM 10. CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 4 of 12 pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: Patina Oil & Gas Corporation                       CUSIP NO.: 703224105
------                                                     ----------




                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 14, 2001

                                             J.P. MORGAN PARTNERS (SBIC), LLC



                                             By: /s/ Jeffrey C. Walker
                                             -------------------------
                                             Name:    Jeffrey C. Walker
                                             Title:   President


                               Page 5 of 12 pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: Patina Oil & Gas Corporation                       CUSIP NO.: 703224105
------                                                     ----------


                                  EXHIBIT 2(a)
                                  ------------


                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPMP (SBIC).


                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.


                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.




                               Page 6 of 12 pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: Patina Oil & Gas Corporation                       CUSIP NO.: 703224105
------                                                     ----------


                                                                     SCHEDULE A
                                                                     ----------

                        J.P. MORGAN PARTNERS (SBIC), LLC
                        ---------------------------------
                              EXECUTIVE OFFICERS(1)
                              ---------------------

President                              Jeffrey C. Walker*
Executive Vice President               Mitchell J. Blutt, M.D.*
Executive Vice President               Arnold L. Chavkin*
Executive Vice President               John M.B. O'Connor*
Managing Director                      John R. Baron*
Managing Director                      Christopher C. Behrens*
Managing Director                      David S. Britts*
Managing Director                      Rodney A. Ferguson*
Managing Director                      David Gilbert*
Managing Director                      Evan Graf*
Managing Director                      Eric A. Green*
Managing Director                      Michael R. Hannon*
Managing Director                      Donald J. Hofmann, Jr. *
Managing Director                      W. Brett Ingersoll*
Managing Director                      Alfredo Irigoin*
Managing Director                      Andrew Kahn*
Managing Director                      Jonathan R. Lynch*
Managing Director                      Jonathan Meggs*
Managing Director                      Thomas G. Mendell*
Managing Director                      Stephen P. Murray*
Managing Director                      Joao Neiva de Figueiredo, Ph.D. *
Managing Director                      Timothy Purcell*
Managing Director                      Thomas Quinn*
Managing Director                      Peter Reilly*
Managing Director                      Robert R. Ruggiero, Jr. *
Managing Director                      Susan L. Segal*
Managing Director                      Kelly Shackelford*
Managing Director                      Shahan D. Soghikian*
Managing Director                      Georg Stratenwerth*
Managing Director                      Lindsay Stuart*
Managing Director                      Patrick J. Sullivan*
Managing Director                      Charles R. Walker*
Managing Director                      Timothy J. Walsh*
Managing Director                      Richard D. Waters, Jr. *
Managing Director                      Damion E. Wicker, M.D. *
Managing Director                      Eric R. Wilkinson*
Senior Vice President                  Marcia Bateson*
Vice President and Treasurer           Elisa R. Stein*
Secretary                              Anthony J. Horan**
Assistant Secretary                    Robert C. Caroll**
Assistant Secretary                    Denise G. Connors**


-----------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.




                               Page 7 of 12 pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: Patina Oil & Gas Corporation                       CUSIP NO.: 703224105
------                                                     ----------

                                  DIRECTORS(1)
                                  ------------

                               Jeffrey C. Walker*

























--------------------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.





                               Page 8 of 12 pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: Patina Oil & Gas Corporation                       CUSIP NO.: 703224105
------                                                     ----------



                                                                      SCHEDULE B
                                                                      ----------

                               JPMP CAPITAL CORP.
                               ------------------

                             EXECUTIVE OFFICERS(1)
                             ---------------------

Chief Executive Officer               William B. Harris**
President                             Jeffrey C. Walker*
Executive Vice President              Mitchell J. Blutt, M.D.*
Executive Vice President              Arnold L. Chavkin*
Executive Vice President              John M.B. O'Connor*
Managing Director                     John R. Baron*
Managing Director                     Christopher C. Behrens*
Managing Director                     David S. Britts*
Managing Director                     Rodney A. Ferguson*
Managing Director                     David Gilbert*
Managing Director                     Evan Graf*
Managing Director                     Eric A. Green*
Managing Director                     Michael R. Hannon*
Managing Director                     Donald J. Hofmann, Jr.*
Managing Director                     Alfredo Irigoin*
Managing Director                     W. Brett Ingersoll*
Managing Director                     Andrew Kahn*
Managing Director                     Jonathan R. Lynch*
Managing Director                     Jonathan Meggs*
Managing Director                     Thomas G. Mendell*
Managing Director                     Stephen P. Murray*
Managing Director                     Joao Neiva de Figueiredo, Ph.D.*
Managing Director                     Timothy Purcell*
Managing Director                     Thomas Quinn*
Managing Director                     Peter Reilly*
Managing Director                     Robert R. Ruggiero, Jr.*
Managing Director                     Susan L. Segal*
Managing Director                     Shahan D. Soghikian*
Managing Director                     Georg Stratenwerth*
Managing Director                     Lindsay Stuart*
Managing Director                     Patrick J. Sullivan*
Managing Director                     Kelly Shackelford*
Managing Director                     Charles R. Walker*
Managing Director                     Timothy J. Walsh*
Managing Director                     Richard D. Waters, Jr.*
Managing Director                     Damion E. Wicker, M.D.*
Managing Director                     Eric R. Wilkinson*
Senior Vice President                 Marcia Bateson*
Vice President and Treasurer          Elisa R. Stein*
Secretary                             Anthony J. Horan**
Assistant Secretary                   Robert C. Carroll**
Assistant Secretary                   Denise G. Connors**





--------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

 * Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.





                               Page 9 of 12 pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: Patina Oil & Gas Corporation                       CUSIP NO.: 703224105
------                                                     ----------






                                  DIRECTORS(1)
                                  ------------
                              William B. Harrison**
                               Jeffrey C. Walker*























--------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

 * Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.





                               Page 10 of 12 pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: Patina Oil & Gas Corporation                       CUSIP NO.: 703224105
------                                                     ----------


                                                                     SCHEDULE C
                                                                     ----------

                             J.P. MORGAN CHASE & CO.
                             -----------------------

                               Executive Officers(1)
                               ---------------------

 Chairman of the Board                                 Douglas A. Warner, III*
 President and Chief Executive Officer                 William B. Harrison Jr. *
 Vice Chairman                                         Geoffrey T. Boisi*
 Vice Chairman                                         David A. Coulter*
 Managing Director                                     Ramon de Oliveira*
 Director of Human Resources                           John J. Farrell*
 Vice Chairman                                         Walter A. Gubert*
 Managing Director                                     Thomas B. Ketchum*
 Director of Corporate Marketing and Communications    Frederick W. Hill*
 Vice Chairman                                         Donald H. Layton*
 Vice Chairman                                         James B. Lee Jr. *
 General Counsel                                       William H. McDavid*
 Vice Chairman                                         Marc J. Shapiro*
 Managing Partner                                      Jeffrey C. Walker**


                                 DIRECTORS(1)
                                 ------------

                                 PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                            BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                Chairman of the Board
                                 Chief Executive Officer
                                 Deere & Company
                                 One John Deere Place
                                 Moline, IL 61265
-------------------------------------------------------------------------------
 Riley P. Bechtel                Chairman and Chief Executive Officer
                                 Bechtel Group, Inc.
                                 P.O. Box 193965
                                 San Francisco, CA 94119-3965
-------------------------------------------------------------------------------
 Frank A. Bennack, Jr.           President and Chief Executive Officer
                                 The Hearst Corporation
                                 959 Eighth Avenue
                                 New York, New York 10019
-------------------------------------------------------------------------------
 Lawrence A. Bossidy             Chairman of the Board
                                 Honeywell International
                                 P.O. Box 3000
                                 Morristown, NJ 07962-2245
--------------------------------------------------------------------------------






--------------------
(1)  Each of whom is a United States citizen.

 * Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.





                               Page 11 of 12 pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: Patina Oil & Gas Corporation                       CUSIP NO.: 703224105
------                                                     ----------


NAME                             PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                 BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
M. Anthony Burns                 Chairman of the Board and
                                 Chief Executive Officer
                                 Ryder System, Inc.
                                 3600 N.W. 82nd Avenue
                                 Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller               Co-Chairman
                                 BP Amoco p.l.c.
                                 1111 Warrenville Road, Suite 25
                                 Chicago, Illinois 60563
-------------------------------------------------------------------------------
Ellen V. Furter                  President
                                 American Museum of Natural History
                                 Central Park West at 79th Street
                                 New York, NY 10024
-------------------------------------------------------------------------------
William H. Gray, III             President and Chief Executive Officer
                                 The College Fund/UNCF
                                 9860 Willow Oaks Corporate Drive
                                 P.O. Box 10444
                                 Fairfax, Virginia 22031
-------------------------------------------------------------------------------
William B. Harrison, Jr.         President and Chief Executive Officer
                                 The Chase Manhattan Corporation
                                 270 Park Avenue, 8th Floor
                                 New York, New York 10017-2070
-------------------------------------------------------------------------------
Helene L. Kaplan                 Of Counsel
                                 Skadden, Arps, Slate, Meagher & Flom LLP
                                 919 Third Avenue - Room 29-72
                                 New York, New York 10022
-------------------------------------------------------------------------------
Lee R. Raymond                   Chairman of the Board and Chief Executive
                                  Officer
                                 Exxon Mobil Corporation
                                 5959 Las Colinas Boulevard
                                 Irving, TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford                 Chairman, President and Chief Executive Officer
                                 American Home Products Corporation
                                 5 Giralda Farms
                                 Madison, New Jersey 07940
--------------------------------------------------------------------------------
Lloyd D. Ward                    Former Chairman of Board and Chief Executive
                                  Officer of Maytag
                                 13338 Lakeshore Drive
                                 Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III           Chairman of the Board
                                 J.P. Morgan Chase & Co.
                                 270 Park Avenue
                                 New York, New York  10017
-------------------------------------------------------------------------------
 Marina v.N. Whitman             Professor of Business Administration and Public
                                  Policy
                                 The University of Michigan
                                 School of Public Policy
                                 411 Lorch Hall, 611 Tappan Street
                                 Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------




                               Page 12 of 12 pages